FITT HIGHWAY PRODUCTS, INC.

26381 CROWN VALLEY PARKWAY, #230

MISSION VIEJO, CA 92691

949-582-5933

May 13, 2014

VIA EDGAR Transmission

Mr. Daniel Greenspan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	FITT Highway Products, Inc. Amendment No. 1 to Current Report on Form 8-K Filed April 3, 2014 File No. 000-33519

Dear Mr. Greenspan:

FITT Highway Products, Inc. (the “Company”) is in receipt of the Securities and Exchange Commission’s (the “SEC”) comment letter dated May 5, 2014 regarding the above-referenced Form 8-K/Amendment No. 1 (the “Comment Letter”). We have revised the referenced Form 8-K/Amendment No. 1 in response to the SEC’s comments and are filing the amended version concurrently with this letter.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. The Company’s response to each comment appears below the relevant comment.

Staff Comments and Company Responses

Description of Business, page 3

SEC Comment 1: We note your response to our prior comment 4 and associated revisions to your Form 8-K on page 4. In addition to these revisions, please disclose the reasons for the IRS Notice of Levy, whether a final Notice of Levy has been received, the property that may be subject to the levy and the IRS’ powers to enforce the levy.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised on page 3 to provide the following clarification: the IRS levy resulted from unpaid payroll taxes from 2007 and 2008 and was a Notice of Levy on Wages, Salary, and Other Income attaching all royalties payable by F.I.T.T. Energy Products, Inc. to FITT Highway Products, Inc. under the August 10, 2010 Operating Agreement between the two parties. The royalty is no longer operative and there are no royalty amounts to attach.

Products, page 4

SEC Comment 2: We note your response to our prior comment 5 concerning Dr. Scott. Please also disclose whether Dr. Scott retains any rights to the energy shots he helped design beyond the royalty he will receive of $0.02 per bottle for each energy shot sold.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised on page 4 to clarify that Dr. Scott retains no rights to the energy shots he helped design beyond the royalty of $0.02 per bottle for each energy shot sold.

SEC Comment 3: Please confirm that Dr. Scott is currently a member of the Speakers Board for both PriCara Pharmaceutical and Pfizer Pharmaceutical. We note that since August 2011, PriCara and Ortho-McNeil, divisions of Ortho-McNeil-Janssen Pharmaceuticals, have been operating under the name Janssen Pharmaceuticals.

COMPANY RESPONSE: Dr. Scott has now informed us that, while he does medical/legal expert witness consulting, it is not done through Scisco, Inc. Additionally, Dr. Scott has informed us that he is no longer a speaker for any pharma companies. In response to the SEC’s comment, the 8-K has been revised on page 4 accordingly.

SEC Comment 4: To the extent that Dr. Scott is currently a member of the Speakers Board for PriCara Pharmaceutical and/or Pfizer Pharmaceutical, please explain what membership on the applicable Speakers Board entails, how membership is obtained and the extent to which Dr. Scott is compensated for his service.

COMPANY RESPONSE: Please see our response to SEC Comment 3.

SEC Comment 5: Please clarify what Scisco Group, Inc. is and the nature of Dr. Scott’s consulting services.

COMPANY RESPONSE: Please see our response to SEC Comment 3.

Production, page 7

SEC Comment 6: We note your response to our prior comment 14 and associated revisions to your Form 8-K regarding Wellington’s ownership of the FITT Energy Shot formula. Please disclose whether the registrant and Wellington have an agreement with respect to Wellington’s supply of energy shots to the registrant for commercial sale. If so, please disclose the material terms of this agreement and file the same as an exhibit to your Form 8-K.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised on page 7 to clarify that we have no agreement with Wellington to supply energy shots to us for commercial sale.

SEC Comment 7: If, as you stated, you have no co-ownership rights in the formula, please discuss the possibility that Wellington could sell energy shots of its own using the formula and exclude the registrant or could sell the rights to the formula to third parties who could compete against the company. Finally, please disclose the extent of the company’s intellectual property and what, if any, protections the company has in place to guard such property.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised on page 7 to clarify the following: we have a non-disclosure agreement with Wellington which precludes either party from divulging information provided, which in our view includes the ingredient components of our energy shots. However, the NDA also acknowledges that Wellington provides products to many other clients and that some of these products may be similar in formulation content or manufacturing procedures. We have also added a section on page 7 with the heading “Intellectual Property” to address that aspect of the comment.

In connection with the Company’s responses herein and as provided in the amended Current Report on Form 8-K, the Company hereby acknowledges:

-	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Michael R Dunn

Michael R Dunn,

CEO/ Chairman of the Board

FITT Highway Products, Inc.

26381 Crown Valley Parkway, Suite 230

Mission Viejo, CA 92691

miked@fittmail.com